

November 8, 2013

Via E-mail
Mr. Michael L. Taylor
Chief Financial Officer
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938

> **Re:** **First Mid-Illinois Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 000-13368**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Note 4 – Investment Securities, page 63

1. You have a significant unrealized loss on your PreTSL XXVIII trust preferred collateralized debt obligation security at December 31, 2012 and September 30, 2013. The unrealized loss on this security represents 98% and 95% of its book value at December 31, 2012 and September 30, 2013. Please tell us why you believe the security was not other-than-temporarily impaired based on the assumptions utilized on page 30 and revise future filings to more fully explain why you believe your

current accounting is correct. Please be sure to address each of the points below in your proposed response:

- Why only 2% of the original collateral has been repaid since your investment and why this level of repayment is so low in comparison to the two trust preferred security investments sold in 2013 that had repayments of over 55%;
- How you determine the discount rate and why this discount rate was significantly lower than the discount rates used for your other two trust preferred securities;
- How you developed your estimate of the expected defaults and deferrals as a percentage of the remaining collateral of 34.3%. Why is this estimate so much lower than the actual defaults and deferrals as a percentage of remaining collateral of 2,570%;
- The estimated loss severity on the securities that default and the specific factors that you considered in developing the estimated loss severity;
- How you determine the projected losses on performing collateral;
- How you consider the specific credit characteristics of the collateral in developing your estimate of future deferrals and defaults, including the earnings and capital ratios of each financial institution in the pool, the Texas Ratio, the number of quarters that interest has been deferred and the cumulative dividend amount owed to investors; and
- How you determined your recovery rate assumption of 10%.

<u>Business Strategy</u>

2. In each of your quarterly reports in 2013, you discuss the progress of changes to your risk management programs implemented through a project named Excellence 2015. In future filings, please discuss this project, including the costs and likely benefits to First Mid-Illinois. Also, please tell us whether the Excellence 2015 project was undertaken as a result of any weaknesses or deficiencies identified as part of your controls assessments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Christian Windsor at (202) 551-3419 with any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief